Exhibit 12.1

United Insurance Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

Includes realized gains and losses	For the Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings before income taxes	$41,860	$64,410	$34,487	$15,714	$13,016
Fixed charges:
Interest expensed and capitalized	326	410	367	355	548
Interest within rental expense	74	63	56	39	35
Total fixed charges	$400	$473	$423	$394	$583
Earnings before income taxes and fixed charges	$42,260	$64,883	$34,910	$16,108	$13,599
Ratio of earnings to fixed charges	105.71	137.28	82.56	40.89	23.34

For purposes of calculating these ratios, earnings consist of pre-tax income from continuing operations and fixed charges. Fixed charges consist of interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to debt; and estimated interest within rental expense.

We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.